

Mail Stop 3561

February 3, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Michael T. Avara
Chief Financial Officer
Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

> **Re: Horizon Lines, Inc.**
> **Form 10-K for the year ended December 23, 2007**
> **File No. 001-32627**

Dear Mr. Avara:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief